Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations                   For Media:
2505 Meadowvale Blvd                                Dan Budwick
Mississauga, ON, Canada L5N 5S2                     BMC Communications
tel: (905) 817-2004  fax: (905) 569-9231            Ph: 212.477.9007 x14
www.vasogen.com / investor@vasogen.com              daniel@bmccommunications.com


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FOR IMMEDIATE RELEASE

       New Data from Vasogen's ACCLAIM Trial in Heart Failure Presented at
                       World Congress of Cardiology 2006

        - 31% Risk Reduction in Combined Group of Class III/IV Patients with No Prior Heart Attack and All Class II Patients -

     - New Data Define Prime Target Population for Commercial Development -

Mississauga, Ontario (September 3, 2006) - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that new data from the 2,400-patient ACCLAIM trial in chronic heart failure showed that in a major combined subgroup of New York Heart Association (NYHA) Class III/IV patients with no prior history of heart attack and all Class II patients, together comprising more than 50% of the study population, Vasogen's Celacade(TM) technology reduced the risk of death and cardiovascular hospitalization by 31% (n= 1,305 patients, p=0.0003). Celacade was also shown to be safe and well tolerated. The results were presented today by Guillermo Torre-Amione MD, PhD, at a late breaking clinical trial Hot Line Session of the World Congress of Cardiology 2006 in Barcelona, Spain.

"The ACCLAIM results provide compelling evidence that Celacade significantly reduces the risk of death and cardiovascular hospitalization in an important group of heart failure patients that remain underserved by available therapies," stated Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for the U.S. arm of the ACCLAIM trial. "These findings are consistent with the role that chronic inflammation plays in the development and progression of heart failure and are particularly impressive in the large subgroup of NYHA Class III/IV patients who had not experienced a prior heart attack and in all NYHA Class II patients. These results provide a strong basis for targeting Celacade's novel anti-inflammatory mechanism in this large and well-defined patient population."

As previously reported, the difference in time to death or first cardiovascular hospitalization (the primary endpoint) for the intent-to-treat study population was not statistically significant (p=0.22), however, the risk reduction directionally favoured the Celacade group (hazard ratio=0.92).

New findings presented today demonstrated that Celacade significantly reduced the risk of death or first cardiovascular hospitalization by 26% in patients with non-ischemic heart failure, as indicated by no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02). As previously reported, in patients with NYHA Class II heart failure at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003). New data also presented today included a combined analysis of NYHA Class III/IV patients with no prior history of heart attack and all NYHA Class II patients, which demonstrated a 31% reduction in the risk of death or first cardiovascular hospitalization in the Celacade group compared to placebo (n=1,305 patients, 391 events, p=0.0003).

                                     -more-

                                                    ...page 2, September 3, 2006


In addition, an exploratory analysis based on pre-specified subgroups, which comprised 72% of the patient population and excluded only those patients in NYHA Class III/IV with a prior history of heart attack and an ejection fraction equal to or below the median (EF=23%), showed that Celacade reduced the risk of death or first cardiovascular hospitalization by 21% (n=1,746 patients, 560 events, p=0.005).

"The consistency and strength of the risk reductions seen across a number of large subgroups in ACCLAIM is very compelling, particularly considering that the patients in this trial were receiving the best standard of care of any heart failure trial I have seen published to date," said Dr. James Young, Chairman, The Cleveland Clinic Foundation, Medical Director, Kaufman Center for Heart Failure, and Chairman of the Steering Committee for the ACCLAIM trial. "Of particular interest is the strong finding in the combined subgroup of patients with non-ischemic cardiomyopathy and those with NYHA Class II symptoms regardless of etiology - results that will now drive the commercial development of Celacade. Based on these findings, we now see an opportunity to benefit a large and rapidly growing segment of the heart failure population, where the risk of mortality and morbidity remains unacceptably high."

Consistent with the impact of Celacade on the risk of mortality and morbidity in major subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the intent-to-treat study population (n=2,408 patients, p=0.04). Celacade was also shown to be safe and well tolerated, and there were no significant between-group differences for any serious adverse events.

"The data presented today provide convincing evidence that Celacade offers therapeutic benefit in the treatment of a large and underserved population of chronic heart failure patients," stated David Elsley, President and CEO of Vasogen. "We believe that the significant risk reduction observed in NYHA Class II patients is sufficiently robust to warrant consideration for regulatory approval in the United States and Canada, and we are now making preparations to meet with the FDA and Health Canada to present these data. Furthermore, we believe that the impact of Celacade on patients with non-ischemic heart failure and those in NYHA Class II offers significant commercial potential in Europe under our existing CE Mark - a strategy we are actively discussing with prospective marketing partners. Finally, based on the ACCLAIM results and recommendations from the Steering Committee, we have commenced planning a follow-on study to support wider adoption in the heart failure population."

Conference Call
As previously announced, a conference call and a web cast with a slide presentation will be conducted on Tuesday, September 5, 2006, at 8:30 a.m. Eastern Time. The slide presentation may be viewed at www.vasogen.com, and the conference call may be accessed by calling 416-695-6130 or 1-800-766-6630, ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 1-800-293-3630, pin code 9899, and will also be available at www.vasogen.com.

About the ACCLAIM Trial
The double blind, placebo-controlled ACCLAIM trial studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries. ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization. Patients included in the study had New York Heart Association (NYHA) Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included diuretics (94%), ACE-inhibitors (94%), beta blockers (87%), automatic implantable

                                     -more-

                                                    ...page 3, September 3, 2006

cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were well balanced for all important baseline characteristics, including demographics, left-ventricular ejection fraction (LVEF), NYHA classification, concomitant medical conditions, medications, and device therapies.

About Chronic Heart Failure
Chronic inflammation is now well recognized as an underlying mechanism contributing to the development and progression of heart failure. Chronic heart failure is a debilitating condition in which the heart's ability to pump blood throughout the body is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and in premature death.

About the Chronic Heart Failure Market
In North America and Europe, chronic heart failure affects approximately twelve million people, thirty three percent of whom have non-ischemic etiology. At any one time, approximately 4.4 million of these patients are in the NYHA Class II stage of disease and 2.4 million patients are NYHA Class III.

In the U.S. alone, the cost of medical care, primarily resulting from hospitalization, is estimated to exceed $25 billion annually and the condition is associated with more than 600,000 deaths each year. Currently, there are no approved therapies that target the chronic inflammation underlying chronic heart failure.

About the European Society of Cardiology and The World Heart Federation
The World Congress of Cardiology 2006 brings together, in a joint meeting, the XVth World Congress of Cardiology of the World Heart Federation and the 2006 Congress of the European Society of Cardiology and is the largest medical meeting in Europe, with more than 25,000 attendees expected.

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing the risk of mortality and morbidity in patients with advanced heart failure. Full results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, in Barcelona, Spain, and will be presented at the 10th Annual Scientific Meeting of the Heart Failure Society of America being held in Seattle, Washington on September 13, 2006. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and the upcoming conference call and web cast constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, statements concerning our partnering activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials , competition, , market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.